# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STONERIDGE INC, CIK 0001043337
CUSIP: 86183P102
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 39675 MACKENZIE DRIVE, SUITE 400, NOVI, Michigan (MI), 48377
Date of event which requires filing of this statement: 02/26/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000236
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,297,092; shared voting power 0; sole dispositive power 2,297,092; shared dispositive power 0; aggregate amount beneficially owned 2,297,092 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: STONERIDGE INC
Address of issuer's principal executive offices: 39675 MACKENZIE DRIVE, SUITE 400, NOVI, Michigan (MI), 48377

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 26, 2026, the Reporting Persons entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed to increase the size of the Issuer's board of directors (the "Board") from seven (7) to eight (8) directors and to appoint Aron R. English to the Board to fill the resulting vacancy, effective on March 16, 2026, with an initial term expiring at the Issuer's 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting"). The Issuer has also agreed to nominate and include Mr. English in the Board's slate of director nominees for election at the 2026 Annual Meeting and to recommend that shareholders vote in favor of his election, and to otherwise support and solicit proxies for his election in a manner no less favorable than the manner in which the Issuer supports its other director nominees.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions from the date of the Cooperation Agreement until the date that is 30 days after the earliest to occur of (a) the date on which Mr. English is no longer a member of the Board, (b) the date that is 60 days prior to any advance notice deadline for the nomination of director candidates set by the Issuer with respect to its 2027 Annual Meeting of Shareholders, or (c) the termination of the Cooperation Agreement (such period, the "Standstill Period").

During the Standstill Period, the Reporting Persons have agreed, among other things, not to (i) acquire beneficial ownership of Shares in excess of 12.9% of the then-outstanding Shares, (ii) solicit proxies or written consents, (iii) submit shareholder proposals or nominations, or (iv) seek to change the size or composition of the Board. The standstill restrictions will automatically terminate upon the occurrence of certain change of control events, including (a) a third-party acquisition proposal to acquire 25% or more of the outstanding Shares or to effect a merger, business combination, or sale of all or substantially all of the Issuer's assets, or (b) the Issuer's public announcement of a sale process or entry into a definitive agreement for a strategic transaction. If such change of control event is terminated, withdrawn, or abandoned without consummation of a transaction, the standstill restrictions will be automatically reinstated for the remainder of the Standstill Period. Notwithstanding the foregoing, the voting commitments and non-disparagement obligations of the Reporting Persons survive any change of control.

During the Standstill Period, the Reporting Persons have agreed to appear in person or by proxy at each annual meeting of shareholders and to vote all Shares they have the right to vote as of the applicable record date (a) in favor of all director nominees recommended by the Board, (b) against any director nominee not recommended by the Board, (c) against any proposal to remove any director, and (d) in accordance with the Board's recommendation on all other proposals and business, including any shareholder proposals; provided, however, that with respect to (i) any proposal with respect to which Mr. English, in his capacity as a director of the Issuer, has voted against recommending to the Issuer's shareholders, or (ii) any proposal or matter (other than director elections) for which both Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC recommend a vote contrary to the Board's recommendation, the Reporting Persons may vote in their discretion. The Cooperation Agreement also contains certain customary confidentiality, non-disparagement, and other undertakings by the Reporting Persons and the Issuer.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 26, 2026, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation Agreement, dated February 26, 2026 (incorporated by reference to Ex. 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 26, 2026).

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (02/27/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (02/27/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (02/27/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (02/27/2026)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (02/27/2026)